TASMAN METALS LTD.
(the "Company")

Voting Results for the Annual and Special Meeting of Shareholders
 Held on Tuesday, May 19, 2015

Report of Voting Results

To:  The Applicable Securities Commissions

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of Tasman Metals Ltd. (the "Company") held on May 19, 2015.  Total shares represented in person or by proxy at the meeting were 25,219,620 of the 66,141,922 shares outstanding (38.13%).

1.	Determine Number of Directors at Six

According to votes cast by shareholders present in person or by proxy, the shareholders set the number of directors of the Company at six.

2.	Appointment of Auditors

According to votes cast by shareholders present in person or by proxy, the shareholders re-appointed D+H Group LLP, Chartered Accountants as the Company's auditors for the ensuing year or until their successors are appointed and authorized the directors of the Company to fix their remuneration.

3.	Elect Directors

According to votes cast by shareholders present in person or by proxy, the shareholders elected Mark Saxon, Nick DeMare, Michael Hudson, David Henstridge, Gillyeard Leathley and Robert Atkinson as directors of the Company for the ensuing year or until their successors are elected or appointed.  The following is a summary of the voting results for all of the Company's six directors:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Mark Saxon	15,381,708	99.20%	123,749	0.80%
Nick DeMare	15,373,998	99.15%	131,459	0.85%
Michael Hudson	15,378,499	99.18%	126,958	0.82%
David Henstridge	15,372,493	99.14%	132,964	0.86%
Gillyeard Leathley	15,364,929	99.09%	140,528	0.91%
Robert Atkinson	15,377,577	99.18%	127,880	0.82%

4.	Approval of Stock Option Plan

According to votes cast by shareholders present in person or by proxy, the shareholders passed an ordinary resolution to approve and ratify the Company's 10% rolling stock option plan (the "Stock Option Plan") as required by the TSX Venture  Exchange (the "TSXV").  The following is a summary of the voting results:

Votes	Number and Percentage of Votes Cast
Votes in Favour	15,066,985 (97.17%)
Votes Against	438,471 (2.83%)

5.	Approval of Amendment to Stock Option Plan

According to votes cast by shareholders present in person or by proxy, the shareholders passed an ordinary resolution to approve and ratify an amendment to the Stock Option Plan to enable the Company to issue stock options to Eligible Charitable Organizations as such term is defined in the policies of the TSXV.  The following is a summary of the voting results:

Votes	Number and Percentage of Votes Cast
Votes in Favour	15,052,578 (97.08%)
Votes Against	452,878 (2.92%)

6.	Adoption of New Articles

According to the votes cast by shareholders present in person or by proxy, the shareholders passed a special resolution to approve the adoption of new articles by the Company to ensure consistency with the provisions of the Business Corporations Act (British Columbia) and to facilitate the administration of the Company's affairs and to reduce the overhead and administrative costs related to certain matters all as more particularly described in the Company's management information circular dated April 15, 2015.  The following is a summary of the voting results:

Votes	Number and Percentage of Votes Cast
Votes in Favour	22,558,776 (91.69%)
Votes Against	2,044,743 (8.31%)

For additional information, please see the Company's information circular dated April 15, 2015, which was filed in connection with the Meeting and is available under the Company's profile on SEDAR at www.sedar.com

DATED at Vancouver, British Columbia, May 20, 2015.

TASMAN METALS LTD.

Per:  "Mariana Bermudez"
Mariana Bermudez
 Corporate Secretary